Filed by Videocon d2h Limited

This communication is filed pursuant to Rules 425 and 165 under the Securities Act of 1933, as amended.

Subject Company: Silver Eagle Acquisition Corp.

Commission File Number: 001-36025

Date: January 5, 2015

SILVER EAGLE ACQUISITION CORP., LED BY HARRY SLOAN AND JEFF SAGANSKY, ANNOUNCES AGREEMENT WITH VIDEOCON D2H, CREATING ONLY US-LISTED INDIAN PAY-TV OPERATOR

Shares valued at $300-$375 million will be acquired by Silver Eagle, representing 33.5%-38.6% of Videocon d2h

Los Angeles, CA January 5, 2015 -- Silver Eagle Acquisition Corp. (OTCQB: EAGL; EAGLU; EAGLW), founded by Harry Sloan and Jeff Sagansky, today announced that it entered into a transaction agreement on December 31, 2014 with Videocon d2h Limited, which will result in the first U.S.-listed Indian Pay-TV operator. In exchange for cash, the Company will receive new equity shares of Videocon d2h initially valued at no less than $303.7 million representing no less than 33.5% of the equity capital of Videocon d2h. The shares issued by Videocon will be represented by American Depositary Shares (ADSs) which will be distributed directly to Silver Eagle's stockholders.

Videocon d2h is the fastest growing direct-to-home (DTH) broadcast operator in India as measured by new subscribers. Videocon d2h distributes over 500 digital television channels and other video and audio services to subscribers via direct satellite feeds. Videocon d2h commenced DTH operations in July 2009 and has since grown to a gross subscriber base of 11.8 million and a market share of 16.5% in the Indian DTH market as of September 30, 2014. For the fiscal year ended March 31, 2014, and the six months ended September 30, 2014, Videocon d2h had approximately 27.7% and 26.1%, respectively, of the incremental market share of the DTH subscriber base in India.

Based in Mumbai, India, Videocon d2h is a member of the global conglomerate Videocon Group which has diversified interests in consumer electronics, oil and gas, power, retail and insurance, among others.

The actual amount of cash to be contributed by the Company and the number of Videocon d2h shares represented by ADSs to be issued by Videocon d2h will depend, in large part, on the number of public shares which the Company's stockholders elect to redeem in connection with the transaction. The ADSs issued to and initial percentage holding of the Company stockholders, including the Company’s sponsor, which is owned by the Company's founders (the "Sponsor"), is expected to be in the range of 33.5% to 38.6%, depending on the number of redemptions by Silver Eagle's public stockholders and based on certain agreed-upon forfeitures of Silver Eagle shares held by the Sponsor. The ADSs will be distributed pro rata to the Company’s stockholders of record as of the close of business on a record date determined by the board of directors of the Company.

The current shareholders of Videocon d2h, who are all members of the Videocon Group, will also be entitled to be issued additional equity shares of Videocon d2h following the closing representing, in aggregate, 3.88% of the post-closing issued share capital of Videocon d2h, subject to the achievement of certain trading price targets over a three year period after closing.

In making the announcement, Sloan stated: “We created Silver Eagle for the purpose of finding a fast-growing media opportunity which is taking full advantage of the digital revolution. With almost 10 million digital subscribers, this well-managed company has passed the inflection point to become a leader in India’s explosive television growth.”

Sagansky said: "Videocon's DTH business is in what we believe to be the fastest growing segment of the media industry in India in part because of the government's ongoing mandatory digitization plan in addition to millions of Indian homes subscribing to pay TV for the first time. Together there is an expected 33 million new Pay-TV subscribers over the next four years and we are pleased to become part of Videocon d2h’s dynamic growth story.”

Mr. Venugopal Dhoot, Chairman of the Videocon Group, added: “Our DTH service already offers the highest number of channels in each of our packages and we were the first company to launch HD channels in India. We anticipate that the transaction with Silver Eagle will not only give us additional capital to continue development of our services, but also unparalleled expertise and experience. We look forward to working closely with Harry and Jeff on expanding our market share and services.”

Upon consummation of the transaction and distribution to the Company’s stockholders of the ADSs, Videocon d2h will be a publicly held corporation. Videocon d2h intends to apply to list the ADSs on the NASDAQ Stock Market under the ticker VDTH as of the closing.

In connection with the transaction, the Company will seek the approval of its public warrant holders to amend the warrant agreement governing its warrants so that, upon the closing, each of its outstanding public warrants, which entitle the holder thereof to purchase one-half of one share of the Company’s common stock, will be exchanged for cash in the amount of $1.00 per warrant ($2.00 per warrant pair). Approval of the amendment requires the affirmative vote of holders of 65% of the Company’s public warrants. Approval of the amendment to the warrant agreement is not a condition to the closing. In connection with the transaction, the Sponsor and Dennis A. Miller have agreed to forfeit to the Company for no consideration 15,000,000 private placement warrants held by them, representing all of the private placement warrants. Accordingly the private placement warrants, having been forfeited, will not be exchanged for cash.

Sloan and Sagansky, the Company’s Chairman and Chief Executive and President, respectively, are expected to join the board of directors of Videocon d2h at closing. The transaction is subject to the affirmative vote of the Company’s stockholders and the other closing conditions set forth in the transaction agreement.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by the Company with the Securities and Exchange Commission ("SEC") as an exhibit to a Current Report on Form 8-K.

Information Concerning Videocon d2h and Indian DTH Market

Information in this press release concerning Videocon d2h's market share and the Indian DTH Market has been obtained from a report by Media Partners Asia, Ltd entitled ‘‘Indian DTH Market Overview — Key Dynamics & Future Outlook 2014." While the Company believes that this source is reliable, it has not independently verified the information and statistics in this report.

Additional Information about the Transaction and Where to Find It

As permitted by the Jumpstart Our Business Startups Act of 2012, or JOBS Act, Videocon d2h has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) to the SEC, which includes the related preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to holders of the Company’s common stock and public warrants in connection with the solicitation by the Company of proxies for the vote by the stockholders on the transaction and the vote by the warrantholders on the proposed amendment to the warrant agreement, as well as the prospectus covering the registration of the proposed issuance of equity shares underlying ADSs to be issued in the transaction. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders. The Company stockholders and warrantholders and other interested persons are advised to read, when filed and publicly available, the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Videocon d2h, the Company, the proposed transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of the Company as of a record date to be established for voting on the transaction and the warrant agreement amendment. Stockholders and warrantholders will also be able to obtain copies of the Registration Statement which includes the proxy statement/prospectus, without charge, once publicly filed and available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer.

Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed transaction and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC. Additional information regarding interests of such participants will be contained in the proxy statement/prospectus when filed and publicly available.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed transaction and from the warrant holders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the transaction will be included in the proxy statement/prospectus for the transaction when filed and publicly available.

Information Concerning Forward-Looking Statements
This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to the timing of the proposed transaction with Videocon d2h, as well as the expected performance, strategies, prospects and other aspects of the businesses of the Company and Videocon d2h after completion of the transaction, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Videocon d2h or others following announcement of the transaction agreement and transactions contemplated therein; (3) the inability to complete the transaction due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the transaction agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transaction; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement to be filed by the Company with the SEC, including those under “Risk Factors” therein, and other filings with the SEC by the Company. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

MEDIA CONTACT:

Investor Relations Contact:
Jeff Pryor
Priority PR
e. jeff@prioritypr.net
m. 310-500-7844

Silver Eagle Acquisition Corp. Contact:
James A. Graf
Silver Eagle Acquisition Corp.
e. jgraf@geacq.com
m. 310-209-7280